14

Follow-Up Materials

06013743

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold & Silver Ltd

*CURRENT ADDRESS

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4000 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/25/06

82-4000

ARLS
12-31-05

BALLAD GOLD & SILVER LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Robert J. Burkart, Inc.
Alvin F. Dale, Ltd.
Wilfred A. Jacobson, Inc.
Robert J. Matheson, Inc.
Fraser G. Ross, Ltd.
Anthony L. Soda, Inc.
James F. Carr-Hilton, Ltd.
Peter J. Donaldson, Inc.
Reginald J. LaBonte, Ltd.
Rakesh I. Patel, Inc.
Brian A. Shaw, Inc.

AUDITORS' REPORT

To the Shareholders of Ballad Gold & Silver Ltd.:

We have audited the consolidated balance sheets of Ballad Gold & Silver Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

May 3, 2006
Vancouver, Canada

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 · Main Reception
Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

		December 31, 2005		December 31, 2004
ASSETS				
Current				
Cash	$	7,875	$	5,507
Marketable securities		-		1,500
Recoverable taxes and other receivables		15,185		21,907
		23,060		28,914
Equipment – (Note 3)		13,793		18,226
Mineral properties – (Note 4)		639,214		873,290
	$	676,067	$	920,430
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	701,451	$	444,592
Due to related parties (Note 6)		427,809		179,413
		1,129,260		624,005
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – (Note 5)		12,981,633		12,779,508
Shares subscribed (Note 5)		23,824		150,000
Contributed surplus (Note 5)		1,146,867		1,146,867
Deficit		(14,605,517)		(13,779,950)
		(453,193)		296,425
	$	676,067	$	920,430

Nature and Continuance of Operations – (Note 1)
Commitments – (Notes 4 and 10)
Subsequent Events – (Note 11)

APPROVED BY THE BOARD:

"Anthony Beruschi" , Director
Anthony Beruschi

"Raymond Roland" , Director
Raymond Roland

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended December 31, 2005	Year ended December 31, 2004
Administrative Expenses		
Amortization	$ 4,434	$ 4,737
Consulting fees	15,606	15,388
Filing fees	9,224	16,315
Interest – (Note 6)	41,841	16,705
Management fees – (Note 6)	118,500	66,000
Office and miscellaneous	62,427	52,753
Professional fees	124,432	151,091
Rent	37,200	37,200
Shareholder communications	82,122	76,738
Stock based compensation (Note 5)	-	75,067
Transfer agent	4,851	5,229
Travel and promotion	17,522	34,917
Loss before other items	(518,159)	(552,140)
Other items:		
Write-down of marketable securities	-	(1,500)
Write-off of mineral properties (Note 4)	(355,283)	-
Loss before taxes	(873,442)	(553,640)
Future income tax recovery (Note 8)	47,875	-
Net loss	(825,567)	(553,640)
Deficit, beginning of year	(13,779,950)	(13,226,310)
Deficit, end of year	$ (14,605,517)	$ (13,779,950)
Basic and diluted loss per share	$ (0.04)	$ (0.03)
Weighted average number of shares outstanding	19,853,913	18,158,601

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	Year ended December 31, 2004
Operating Activities		
Net loss	$ (825,567)	$ (553,640)
Add (deduct) items not affecting cash:		
Amortization	4,433	4,737
Stock based compensation	-	75,067
Future income tax recovery	(47,875)	-
Write-down of marketable securities	-	1,500
Write-off of mineral properties	355,283	-
Accrued and unpaid management fees	118,500	66,000
Accrued and unpaid interest	41,595	16,705
	(353,631)	(389,631)
Changes in non-cash working capital items related to operations:		
Amounts receivable	6,722	11,215
Prepaid expenses	-	11,842
Accounts payable and accrued liabilities	327,160	6,898
	(19,749)	(359,676)
Investing Activities		
Acquisition of equipment	-	(6,081)
Proceeds on disposition of marketable securities	1,500	-
Deferred exploration expenditures	(97,207)	(320,802)
	(95,707)	(326,883)
Financing Activities		
Issuance of common shares for cash	117,824	95,000
Share subscriptions	-	150,000
	117,824	245,000
Increase (decrease) in cash during the year	2,368	(441,559)
Cash, beginning of year	5,507	447,066
Cash, end of year	$ 7,875	$ 5,507
Supplemental disclosure of cash flow information (Note 7):		
Cash paid for:		
Interest	$ 246	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Nature and Continuance of Operations

The Company is incorporated in British Columbia. The Company's shares are listed for trading on the TSX Venture Exchange ("TSX-V").

The Company is in the development stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. At December 31, 2005, the Company had a working capital deficiency of $1,106,200 (2004 - $595,091) and has accumulated losses since inception of $14,605,517. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets may be required. The ability of the Company to continue as a going concern is dependent upon the Company obtaining the necessary financing to fund ongoing operations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A., and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value on an aggregate basis.

(c) Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Equipment (cont'd)

Computer equipment	30%
Office equipment	20%

The carrying value of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

(d) Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs, including option payments under acquisition agreements, are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

(e) Share Capital - Flow-Through Shares

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee (EIC 146), whereby the future income tax liability resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital on the date of filing the renounciation. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Share Capital - Flow-Through Shares (cont'd)

as part of the Company's operating results as a recovery of future income taxes in the same period of renunciation.

(f) Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date.

Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.

The Company's foreign subsidiaries are self-sustaining, and as a result, the Company uses the current rate method, because it uses the currency of the foreign operation as the unit of measure.

Under the current rate method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives for depreciation and amortization, determination of fair value for stock based transactions and mineral rights and allocations of certain administration costs shared by a related group. Financial results as determined by actual events could differ from those estimates.

(h) Basic and Diluted Loss per Share

The Company calculates basic and diluted loss per share using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(h) Basic and Diluted Loss per Share (cont'd)

Basic income (loss) per share amounts have been presented using the weighted average number of shares outstanding during the respective periods. Diluted earnings (loss) per share figures are equal to those of basic loss per share for each year since the effects of stock options and warrants have been excluded as they are anti-dilutive to loss per share and had no impact on earnings (loss) per share.

(i) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations of the CICA, Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

(j) Fair Market Value of Financial Instruments

The carrying value of cash, amounts receivable, accounts payable and amounts due to related parties approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of the Company's rights to purchase net smelter royalties ("NSR") (Note 4) is not determinable at the current stage of the Company's exploration program. No value has been assigned by management. The Company does not use any derivative or hedging instruments.

(k) Future Income Taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian GAAP have not been met.

(l) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(l) Risk Management (cont'd)

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company does not generate any revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk. The Company's functional currency is the Canadian dollar. There is no significant foreign exchange risk to the Company.

m) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 21,448	$ 5,519
Office equipment	17,983	9,709	8,274
	$ 44,950	$ 31,157	$ 13,793

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 19,083	$ 7,884
Office equipment	17,983	7,641	10,342
	$ 44,950	$ 26,724	$ 18,226

Note 4 Mineral Properties

Rabbit North, British Columbia

On January 28, 2004, the Company entered into a Mineral Property Option Agreement (the "Agreement") with Global Hunter Corp. (formerly Auterra Ventures Inc.) ("Global"), a TSX-V company with a director in common.

Note 4 Mineral Properties (cont'd)

Rabbit North, British Columbia

As of December 31, 2005, the Company had incurred a total of $177,517 (2004 - $177,517) in exploration expenditures on this property. Due to poor exploration results, as of December 31, 2005, the Company has abandoned this property and wrote off all exploration and related acquisition costs totalling $317,517.

TVX Concession, Peru

The Company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of thirty-five mining concessions comprising 31,000 hectares located throughout Peru. Prior to December 31, 1999, management of the Company abandoned thirty-one of these mining concessions. During the year ended December 31, 2000 management of the Company abandoned two mining concessions and wrote-off costs associated with these concessions totalling $377,346. At December 31, 2004, the Company has maintained one of the original thirty-five mining concessions. The Company does not plan to perform further exploration work on the property and as of December 31, 2005 the Company wrote off all exploration and acquisition costs totalling $37,766.

Penascudo Property, Argentina

The Company entered into a letter agreement dated June 11, 2003, as amended by letter agreement dated August 26, 2005, with IMA Exploration Inc. whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagenia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work according to the following schedule:

i) US$100,000 on or before October 31, 2004 (incurred);

ii) US$300,000 on or before October 31, 2005 (cumulative), postponed to April 30, 2006 by letter agreement dated August 26, 2005 (incurred);

iii) US$500,000 on or before October 31, 2006(cumulative);

iv) US$800,000 on or before October 31, 2007(cumulative); and

v) US$1,800,000 on or before October 31, 2008(cumulative);

In addition, the Company is required to:

vi) issue 500,000 common shares within 10 days of TSX-V approval (issued);

vii) pay US$300,000 in cash on or before October 31, 2008; and

viii) issue an additional 500,000 common shares of the Company, on or before October 31, 2008.

Note 4 Mineral Properties (cont'd)

Penascudo Property, Argentina (cont'd)

The Company may increase its interest to 85% by funding a feasibility study the cost of which is not determinable at this time. Upon earning an 85% interest, the Company will be subject to a 1.5% NSR.

Under the terms of the agreement the Company has a right to a one time election, after having incurred $100,000 (incurred), to delay subsequent work expenditures for one full year by notifying the optionor and paying U.S. $25,000.

Mineral Property Cost Schedule

December 31, 2005	TVX Concessions Peru	Penascudo Property, Argentina	Rabbit North, Canada	2005
Balance, beginning of Year	$ 20,768	$ 535,005	$ 317,517	$ 873,290
Deferred Exploration Expenditures				
– concession fees	9,490	28,934	-	38,424
– geological consulting – Note 6	-	66,274	-	66,274
– travel	7,508	9,001	-	16,509
	16,998	104,209	-	121,207
Write-off of mineral properties	(37,766)	-	(317,517)	(355,283)
Balance, end of year	$ -	$ 639,214	$ -	$ 639,214

December 31, 2004	TVX Concessions Peru	Penascudo Property, Argentina	Rabbit North, Canada	2004
Balance, beginning of Year	$ 12,599	$ 321,889	$ 28,000	$ 362,488
Acquisition Costs				
– cash	-	-	20,000	20,000
– shares	-	-	120,000	120,000
	-	-	140,000	140,000
Deferred Exploration Expenditures				
– administration	-	-	17,275	17,275
– assay costs	-	4,112	9,058	13,170
– concession fees	8,169	36,195	-	44,364
– drilling	-	-	70,984	70,984
– field work	-	-	2,575	2,575
– geological consulting – Note 6	-	162,225	49,625	211,850
– travel	-	10,584	-	10,584
	8,169	213,116	149,517	370,802
Balance, end of year	$ 20,768	$ 535,005	$ 317,517	$ 873,290

Note 5 Share Capital

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Shares	Accumulated	
	Quantity	Amount	Surplus	Subscribed	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2003	17,888,533	12,564,508	1,071,800	-	(13,226,310)	409,998
Shares issued for cash	475,000	95,000	-	-	-	95,000
Shares issued for property option	200,000	120,000	-	-	-	120,000
Shares subscribed	-	-	-	150,000	-	150,000
Stock based compensation	-	-	75,067	-	-	75,067
Loss for the year	-	-	-	-	(553,640)	(553,640)
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Shares subscribed	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)

During the year ended December 31, 2005, the Company commenced a non-brokered private placement financing to raise up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. Finders' fees may be payable on a portion of the financing in cash. As at December 31, 2005, proceeds of $23,824 had been received. (Note 11).

During the year ended December 31, 2004, the Company entered into a private placement to issue 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500. This financing was completed in the year ended December 31, 2005.

Subsequent to the 2005 year end it was determined that the Company's flow through expenditures were $69,105 less than the $209,500 that was renounced in early 2005. As a result, the Company will be amending its flow through filings with Canada Revenue Agency accordingly. The Company has recorded the future income tax recovery in 2005 applicable to the actual flow through expenditures incurred of $140,395.

Note 5 Share Capital (cont'd)

Share Purchase Warrants

A summary of the status of the Company's warrants as of December 31, 2005 and 2004, and changes during the years then ended is as follows:

	2005		2004	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	10,264,667	$ 0.22	11,989,667	$ 0.28
Granted	2,222,222	0.15	-	-
Exercised	-	-	(475,000)	0.20
Forfeited/cancelled	(10,264,667)	0.22	(1,250,000)	0.43
Outstanding, end of year	2,222,222	$ 0.15	10,264,667	$ 0.22

At December 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.15	May 16, 2007

The weighted average remaining life of all outstanding warrants as of December 31, 2005 is 1.37 years (2004 - 0.65 years)

At December 31, 2004, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 15, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Note 5 Share Capital (cont'd)

Stock Option Plan (cont'd)

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2005 and December 31, 2004 and changes during the years then ended is presented below:

	December 31, 2005		December 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,788,853	$0.76	1,555,000	$0.80
Granted	-	-	258,853	0.55
Expired/cancelled	(1,530,000)	0.80	(25,000)	0.80
Outstanding and exercisable, end of year	258,853	$0.55	1,788,853	$0.76

The weighted average remaining life of all outstanding stock options is .26 years (2004 - 0.79 years).

At December 31, 2005, 258,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.55	April 6, 2006

At December 31, 2004, 1,788,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,530,000	$0.80	September 18, 2005
258,853	$0.55	April 6, 2006
1,788,853		

Note 5 Share Capital (cont'd)

Stock Option Plan (cont'd)

The Company has adopted the policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended December 31, 2004 the Company recorded a non-cash compensation charge of $75,067 upon the issuance of 258,853 stock options. The weighted average fair value of the options was $0.29 per share. The Company did not grant stock options in 2005.

The fair value of share options for 2004 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	-	2.25%
Dividend yield	-	-
Expected stock price volatility	-	153%
Weighted average expected stock option life	-	2 years

No stock options were granted in the year ended December 31, 2005.

Note 6 Related Party Transactions

During the years ended December 31, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Management fees	$ 96,000	$ 36,000
Interest	27,059	8,617
Legal fees	73,928	138,185
	$ 196,987	$ 182,802

During the year ended December 31, 2005, an officer of the Company and a company controlled by an officer was accrued or paid $24,000 (2004 - $50,031) for geological consulting which is included in mineral property costs.

At December 31, 2005, the Company owed $427,809 (2004 - $179,413) to directors of the Company and companies controlled by directors of the Company. Interest is payable on these unsecured amounts at the rate of 2% per month.

During the year ended December 31, 2004, the Company entered into an option agreement with Global, a public company with a director in common. (Refer to Note 4.)

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 7 Supplemental Disclosure of Cash Flow Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

During the year ended December 31, 2004, the Company settled $6,000 of debt due to a director through the issuance of 53,333 common shares on the exercise of share purchase warrants.

During the year ended December 31, 2004, the Company issued 200,000 common shares at $0.60 per share ($120,000) as an option payment with respect to the Rabbit North Property.

Note 8 Future Income Taxes

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:

	2005	2004
	$	$
Loss before income taxes	(873,442)	(553,640)
Corporate tax rate	34.1%	35.6%
Expected tax expense (recovery)	(297,844)	(197,096)
Increase (decrease) resulting from:		
Amounts not deductible for tax	1,428	28,254
Renounced exploration expenditures	47,875	-
Change in future tax asset valuation allowance and other	200,666	(168,842)
Future income tax recovery	(47,875)	-

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

Note 9 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Property and equipment by geographical segments are as follows:

	Canada	South America	Total
December 31, 2005			
Equipment	$ 13,793	$ -	$ 13,793
Mineral properties, including deferred costs	-	639,214	639,214
	$ 13,793	$ 639,214	$ 653,007

	Canada	South America	Total
December 31, 2004			
Equipment	$ 18,226	$ -	$ 18,226
Mineral properties, including deferred costs	317,517	555,773	873,290
	$ 335,743	$ 555,773	$ 891,516

	Canada	South America	Total
December 31, 2005			
Net loss	$ (787,801)	$ (37,766)	$ (825,567)

	Canada	South America	Total
December 31, 2004			
Net loss	$ (553,640)	$ -	$ (553,640)

Note 10 Commitments

The Company has committed to pay the following annual expenses, on a month to month basis, as follows:
(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

Note 11 Subsequent Events

(a) Stock options

As of March 3, 2006, the Company has granted incentive stock options to acquire 2,078,575 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Note 11 Subsequent Events (cont'd)

b) Private placement

As of March 3, 2006 the Company has completed the $320,500 portion of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. The Company anticipates closing the remainder of the private placement in fiscal 2006.

(c) Peruvian silver-copper-zinc properties

As of March 7, 2006, the Company has entered into two option agreements with respect to the MinaVerde Silver and Suyoc Silver properties, both located in central Peru. Both of these agreements are subject to TSX-V approval.

(i) Mina Verde Silver ("Verde Property")

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Verde Property by completing a feasibility study within eight years and issuing a total of 1,250,000 common shares of the Company within 60 months of June 1, 2006 as follows: (1) 125,000 common shares to be issued within 10 days after TSX-V approval; (2) 250,000 common shares 18 months after June 1, 2006; (3) 250,000 common shares 36 months after June 1, 2006; and (4) 625,000 common shares 60 months after June 1, 2006. The Verde Property covers approximately 500 hectares and represents a copper-zinc-lead-silver skarn exploration target.

Upon issuing 750,000 shares and completing $750,000 (U.S.) in exploration and development work, the Company will have earned a 50% undivided interest. After completing $1,250,000 (U.S.) in exploration work and issuing 1,250,000 shares the Company will have earned a 75% interest. The Company is entitled to purchase half (1%) of a 2% NSR for $500,000 at any time. The Company will have earned a 90% interest upon completion of a feasibility study within eight years of June 1, 2006.

The option agreement also provides the Company the right to acquire a 100% interest in the Verde Property subject to the 2% NSR for a one-time payment of $1,750,000 (U.S.) in cash or shares at the Company's option, together with the aforementioned 1,250,000 common shares, for a period of five years from the date of TSX-V acceptance for filing of the option agreement. The property includes a 100-kilometre area of influence clause.

Note 11 Subsequent Events (cont'd)

(ii) Mina Suyoc Silver ("Suyoc Property")

The Suyoc Property is located one kilometre north of the Verde Property covering approximately 800 hectares.

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Suyoc property by completing a feasibility study within eight years and issuing a total of 1,250,000 common shares of the Company within 60 months of June 1, 2006, as follows: (1) 250,000 common shares to be issued within 10 days after TSX-V approval; (2) 500,000 common shares 18 months after June 1, 2006; (3) 500,000 common shares 36 months after June 1, 2006; and (4) 1,250,000 common shares 60 months after June 1, 2006.

Upon the Company issuing 1,000,000 in common shares and completing $1,000,000 (U.S.) in exploration and development work it will have earned a 50% undivided interest. After completing $1,900,000 (U.S.) in exploration work and issuing 2,500,000 common shares the Company will have earned a 75% interest. The Company is entitled to purchase half (1 %) of a 2% NSR royalty for $1,000,000 (U.S.) at any time.

The option agreement also provides the Company the right to acquire a 100% interest in the Suyoc Property subject to the 2% NSR for a one time payment of $2,500,000 (U.S) in cash or shares at the Company's option, together with the aforementioned 2,500,000 common shares, for a period of five years from the date of TSX-V acceptance for filing of the option agreement. The property includes a 100-kilometre area of influence clause.

(d) Adonia Copper property option

As of March 9, 2006, the Company has agreed to an option, subject to TSX-V approval, to acquire 100% of the Adonai copper property covering an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, province of Huarochiri, department of Lima, in central Peru.

The Company will have the exclusive option to acquire a 75% interest in the Adonai property by completing $500,000 (U.S.) in exploration and development work on the Adonai property within 60 months of June 1, 2006, and issue 500,000 common shares in instalments within 60 months of June 1, 2006 as follows: (1) 50,000 common shares to be issued within 10 days after TSX-V approval; (2) 100,000 common shares 18 months after June 1, 2006; (3) 100,000 common shares 36 months after June 1, 2006; and (4) 250,000 common shares 60 months after June 1, 2006.

Note 11 Subsequent Events (cont'd)

(d) Adonia Copper property option (cont'd)

After the acquisition of a 75% interest in the Adonai property, the Company will have the exclusive option to acquire the additional 25% interest in the Adonai property by completing a feasibility study within eight years. Upon completion of the feasibility study, the Company will have earned a 100% interest in the Adonai property subject to a 2% NSR in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% NSR (one-half) for $250,000 (U.S.) at any time.

The property includes a 25 kilometre area of influence clause.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

BACKGROUND

The following discussion and analysis, prepared as of May 3, 2006, should be read together with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2005 and 2004 is prepared as of, and contains disclosure of material changes occurring up to and including, May 3, 2006.
Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".
The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

	TVX Concessions Peru	Resource Property, Argentina	Rabbit North Canada	Total
Balance, December 31, 2003	$ 12,599	$ 321,889	$ 28,000	$ 362,488
Acquisition Costs				
– cash	-	-	20,000	20,000
– shares	-	-	120,000	120,000
	-	-	140,000	140,000
Deferred Exploration Expenditures				
– administration	-	-	17,275	17,275
– assay costs	-	4,112	9,058	13,170
– concession fees	8,169	36,195	-	44,364
– drilling	-	-	70,984	70,984
– field work	-	-	2,575	2,575
– geological consulting	-	162,225	49,625	211,850
– travel	-	10,584	-	10,584
	8,169	213,116	149,517	370,802
Balance, December 31, 2004	$ 20,768	$ 535,005	$ 317,517	$ 873,290
Deferred Exploration Expenditures				
– concession fees	9,490	28,934	-	38,424
– geological consulting	-	66,274	-	66,274
– travel	7,508	9,001	-	16,509
	16,998	104,209	-	121,207
Write-off of mineral property	(37,766)	-	(317,517)	(355,283)
Balance, December 31, 2005	$	$ 639,214	$	$ 639,214

Mineral Properties – Cont'd.

Penascudo Gold-Silver Property, Argentina

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

<u>Mineral Properties</u> – Cont'd

<u>Penascudo Gold-Silver Property, Argentina</u> – Cont'd

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved. Subsequently, on April 19, 2006, the Company announced that it continues to work towards a resolution.

During the year ended December 31, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina. During the year ended December 31, 2005 Ballad incurred $104,209 in deferred exploration costs and concession fees.

Mineral Properties – Cont'd

Peruvian Properties

Subsequent to December 31, 2005, on January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties. These agreements are subject to TSX-V approval.

The properties lie on the Marañón Fold-Thrust Zone which runs along the Andes Mountain Range separating the eastern and western Cordilleras within South American. This fold-thrust structure is regionally related to several world class economic deposits including Yanacocha and Antamina. Both properties are in an area of considerable exploration potential containing a wealth of historic mining.

Both the Mina Verde Silver and Mina Suyoc Silver property areas have been historically worked dating back to South America's original miners, the Inca. Both lie within a geological assemblage favourable to economic mineralization on both a regional and local scale.

Locally, the area is home to numerous previous mines and the properties lie on strike with Morococha to the northwest, owned by Pan American Silver Corp., and Yauricocha, owned by Sociedad Mineral Corona S. A.

Both the Mina Verde Silver and Mina Suyoc Silver properties are located within an area of considerable potential to host economic skarn and vein related mineralization. Importantly, the unique combination of copper, zinc, lead and silver mineralization presents a possible exploration model similar to Peru's Antamina copper-zinc skarn deposit located within the Department of Ancash.

MINA VERDE SILVER

Mina Verde Silver covers approximately 500 hectares and represents a copper-zinc-lead-silver skarn exploration target. The property reportedly hosts 9 mineralized zones within a skarn environment which are believe to represent typical distal zoning associated with skarns including contact metamorphic skarn, stratiformed skarn bodies, veining alteration and aureoles.

The nine identified zones of mineralization are situated along and near the contact of a northwest trending carbonate unit, the Chulec Formation, where skarn type mineralization has been identified and sampled.

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of the Company over 60 months.

Upon the Company issuing 750,000 shares and completing US$750,000 in exploration and development work, Ballad will have earned a 50% undivided interest. After completing

Mineral Properties – Cont'd

Peruvian Properties-cont'd

$1,250,000 in exploration work and issuing 1,250,000 shares the Company will have earned a 75% interest. The Company is entitled to purchase half (1% NSR) of a 2% NSR royalty for $500,000 at any time.

The option agreement will also provide the Company with a one time right to acquire 100% interest in the Mina Verde Property subject to the 2% NSR for a one time payment of $1,750,000 (U.S.) in cash or shares at the Company's option, together with the aforementioned 1,250,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

MINA SUYOC SILVER

Mina Suyoc is located 1 km north of Mina Verde covering approximately 800 hectares and includes a copper-zinc-silver skarn exploration target. Prior work on the property reportedly identified 17 zones with skarn related structures including veins and alteration halos. Typical skarn type zoning has been reported on the property covering an area 2.5 by 2 km.

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Suyoc Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of the Company over 60 months.

Upon the Company issuing 1,000,000 shares and completing $1,000,000 U.S. in exploration and development work it will have earned a 50% undivided interest. After completing $1,900,000 (U.S.) in exploration work and issuing 2,500,000 shares it will have earned a 75% interest. The Company is entitled to purchase half (1% NSR) of a 2% NSR royalty for $1,000,000 U.S, at any time.

The option agreement will also provide the Company with a one time right to acquire 100% interest in the Mina Suyoc Silver Property subject to the 2% NSR for a one time payment of $2,500,000 (U.S.) in cash or shares at the Company's option, together with the aforementioned 2,500,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

ADONAI COPPER PROPERTY

Subsequent to December 31, 2005, on March 9, 2006, the Company agreed to an option to acquire the Adonai Copper Property in Peru. This agreement is subject to TSX-V approval.

The Adonai Copper Property covers an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

Mineral Properties – Cont'd

Adonai Copper Property -cont'd

The Company will have the exclusive option to acquire a 75% interest in the Adonai Property by completing $500,000 U.S. in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in installments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Company will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Company will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 U.S. at any time.

With the Adonai acquisition, the Company continues to add to its expanding exploration activities in South America. The Adonai property is located near historical locations of copper and silver deposits signaling a mineral rich area, suitable for mineral discoveries.

Past exploration on the Adonai Copper Property suggests the property has good potential to host Copper, Zinc and lead mineralization.

The property includes a 25 kilometre area of influence clause.

The Company plans to begin its due diligence review of its Peruvian properties immediately. The option agreements are subject to acceptance for filing by the TSX Venture Exchange.

Rabbit North Property

The Rabbit North property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold.

Exploration in the past included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet.

On January 28, 2004, Ballad entered into a Mineral Property Option Agreement (the "Agreement") with Global Hunter Corp. (formerly Auterra Ventures Inc.) ("Global"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Global during the year 2004) of Ballad on TSX Venture Exchange acceptance for filing, plus exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Global in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Global.

Mineral Properties – Cont'd

Rabbit North Property – Cont'd

The underlying option agreement provides Global with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

As at December 31, 2005, the Company has incurred $Nil (2004 - $177,517) in exploration expenditures. Due to poor exploration results, as of December 31, 2005, the Company wrote off all exploration and acquisition costs totalling $317,517.

Subsequent to December 31, 2005, on April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property due to poor exploration results and to focus on its South American properties.

Roberto Prospect, Peru

As at December 31, 2005, and December 31, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997. Due to inactivity on the property, as of December 31, 2005, the Company wrote off all exploration and acquisition costs totalling $37,766.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the four years ended December 31, 2005, 2004, 2003 and 2002:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$
Revenue	-	-	-	-
Net loss	(825,567)	(553,640)	(1,922,319)	(369,909)
Basic and diluted loss per share	(0.04)	(0.03)	(0.19)	(0.06)
Total assets	676,067	920,430	874,401	40,178

SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended December 31, 2005 the net loss was $873,442 or $0.04 per share compared to the net loss of $553,640 or $0.03 per share (57.76% increase) in 2004. The increase in the net loss of $319,802 was primarily due to write-off mineral property of $355,283 and to an increase in management fees of $52,500, interest of $25,136, $9,674 in office and miscellaneous, $5,384 in shareholder communication expenses, $4,643 in accounting and audit fees. and a recovery of income taxes of $47,875. These increases were offset by the decrease of $102,693 in legal fees, $75,067 in stock-based compensation expenses, $17,395 in travel and promotion, $7,091 in filing fees and a recovery of deferred income taxes of $47,875, with the balance of the increase, $1,963 spread over the remainder of the expenses.

For the year ended December 31, 2004 the net loss was $553,640 or $0.03 per share compared to the net loss of $1,922,319 or $0.19 per share (71.2% decrease) in 2003. The decrease in the net loss was primarily due to a decrease of $37,332 in consulting fees, $52,473 in interest charges, $239,263 in shareholder communication expenditures, $49,332 in travel and promotion, and $995,933 in non-cash compensation expense. The company recorded $75,067 non-cash compensation expense (2003: $1,071,000), which represents the estimated fair value of stock options granted during the year ended December 31, 2004. These decreases were offset by $17,382 increase in legal fees during 2004.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended December 31, 2005, the Company incurred consulting fees of $3,942 (2004: ($2,360)), filing fees of $1,577 (2004: $2,975), interest charges of $7,553 (2004: $10,374), management fees of $69,000 (2004: $43,500), office and miscellaneous expenses of $31,632 (2004: $27,608), professional fees of $67,625 (2004: $43,938), office rent of $9,300 (2004: $9,300), shareholder communication expenses of $8,067 (2004: $14,574), stock-based compensation expenses of $Nil (2004: $75,067) transfer agent fees of $798 (2004: $875) and travel and promotion expenses of $6,607 (2004: $21,670). In addition the Company recorded amortization expense of $1,109 during the quarter, wrote off mineral properties of $355,283 and had a recovery of deferred income taxes of $47,875.

Year-to-date

During the year ended December 31, 2005, the Company incurred consulting fees of $15,606 (2004: $15,388); filing fees of $9,224 (2004: $16,315), interest charges of $41,841 (2004: $16,705), management fees of $118,500 (2004: $66,000), office and miscellaneous expenses of $62,427 (2004: $52,753), professional fees of $124,432 (2004: $151,091), office rent of $37,200 (2004: $37,200), shareholder communication expenses of $82,122 (2004: $76,738), transfer agent fees of $4,851 (2004: $5,229), and travel and promotion expenses of $17,522 (2004: $34,917) and stock-based compensation expenses $Nil (2004: $75,067). The Company recorded amortization expense of $4,434 during the period ended December 31, 2005, wrote off mineral property of $355,283 (2004: $Nil) and had a recovery deferred income taxes of $47,875.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

DECEMBER 31, 2005

During the year ended December 31, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended December 31, 2005, 2004, 2003 and 2002:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$
Professional fees	124,432	151,091	141,788	139,880
Increase (decrease) *	(17.64)	6.56	1.36	-
Amortization	4,434	4,737	2,757	1,533
Increase (decrease) *	(6.40)	71.82	79.84	-
Consulting fees	15,606	15,388	52,720	15,018
Increase (decrease) *	1.42	(70.81)	73.90	-
Filing fees	9,224	16,315	21,167	11,217
Increase (decrease) *	(43.46)	(22.92)	88.70	-
Interest	41,841	16,705	69,178	57,988
Increase (decrease) *	150.47	(75.85)	19.30	-
Management fees	118,500	66,000	66,000	66,000
Increase (decrease) *	79.50	-	-	-
Office and miscellaneous	62,427	52,753	48,964	20,247
Increase (decrease) *	18.34	7.74	141.83	-
Rent	37,200	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-
Salaries	-	-	-	8,708
Increase (decrease) *	N/A	N/A	N/A	-
Shareholder communications	82,122	76,738	316,001	30,000
Increase (decrease) *	7.01	(75.72)	953.34	-
Stock based compensation	-	75,067	1,071,000	-
Increase (decrease) *	N/A	(93.00)	N/A	-
Transfer agent	4,851	5,229	6,098	2,790
Increase (decrease) *	7.23	(14.25)	118.56	-
Travel and promotion	17,522	34,917	84,249	12,785
Increase (decrease) *	(49.82)	(58.55)	558.97	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended December 31,							
	2005				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(110,245)	(105,160)	(77,653)	(532,509)	(112,733)	(162,084)	(103,596)	(175,227)
Basic/diluted loss per share	(0.01)	(0.01)	(0.00)	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)

The net loss of $532,509 for the quarter ended December 31, 2005, increased compared to the net loss of $77,653 for the third quarter of the current year was mainly due to write off of mineral properties totalling $355,283 and a recovery of income taxes of $47,875. The net loss for the second quarter in 2004 was affected by $75,067 stock-based compensation charge recorded by the Company in the second quarter which represented fair value of 258,853 share purchase options granted during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had a working capital deficiency of $1,106,200 (2004: $595,091).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations. During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

During the year ended December 31, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in shares and/or cash. As at December 31, 2005, $23,824 had been received in subscription shares.

At December, 2005, the Company held cash on hand of $7,875 (2004: $5,507) and liabilities totalled $1,129,260 (2004: $624,005).

The Company does not have any off-balance sheet arrangements.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

SHARE CAPITAL

	Common shares		Contributed	Shares	Accumulated	
	Quantity	Amount	Surplus	Subscribed	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2003	17,888,533	12,564,508	1,071,800	-	(13,226,310)	409,998
Shares issued for cash	475,000	95,000	-	-	-	95,000
Shares issued for property option	200,000	120,000	-	-	-	120,000
Shares subscribed	-	-	-	150,000	-	150,000
Stock based compensation	-	-	75,067	-	-	75,067
Loss for the year	-	-	-	-	(553,640)	(553,640)
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Shares subscribed	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	$ 12,981,633	1,146,867	23,824	(14, 605,517)	(453,193)

Share Purchase Warrants

At December 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.15	May 16, 2007

The weighted average remaining life of all outstanding warrants is 1.37 years.

During the year ended December 31, 2005, 10,264,667 share purchase warrants at $0.22 per share expired unexercised.

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock Option Plan – Cont'd

The Company granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2005 and 2004 and changes during the years then ended is presented below:

	December 31, 2005		December 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,788,853	$0.76	1,555,000	$0.80
Granted	-	-	258,853	$0.55
Expired/cancelled	(1,530,000)	$0.80	(25,000)	0..80
Options outstanding and exercisable at end of period	258,853	$0.55	1,788,853	$0.76

At December 31, 2005, 258,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.55	April 6, 2006

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Management fees	$ 96,000	$ 36,000
Interest	27,059	8,617
Legal	73,928	138,185
	$ 196,987	$ 182,802

RELATED PARTY TRANSACTIONS – CONT'D

During the year ended December 31, 2005, an officer of the Company and a company controlled by an officer was accrued or paid $24,000 (2004: $50,031) for geological consulting which is included in resource property costs.

At December 31, 2005, accounts payable and accrued liabilities includes $427,809 (2004: $179,413) due to directors of the Company and companies controlled by directors of the Company. This amount includes cash advances from the President of the Company in relation to financing the Company's operations and exploration programs. Interest is payable on these unsecured amounts at the rate of 2% per month.

During the year ended December 31, 2004, the Company entered into an option agreement with Global, a public company with a director in common.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties

RISKS AND UNCERTAINTIES

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

SUBSEQUENT EVENTS

(a) Stock options

As of February 10, 2006, the Company has granted incentive stock options on 2,078,575 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

(b) Private placement

As of May 3, 2006 the Company has completed the $320,500 portion of its $1,500,000 private placement. The Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. The Company anticipates closing the remainder of the private placement in fiscal 2006.

(c) Peruvian silver-copper-zinc properties to be acquired

As of March 7, 2006, the Company has entered into two option agreements with respect to the MinaVerde Silver and Suyoc Silver properties, both located in central Peru. Both of these agreements are subject to TSX-V approval.

(i) Mina Verde Silver ("Verde Property")

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Verde Property by completing a feasibility study within eight years and issuing a total of 1,250,000 common shares of Ballad within 60 months of June 1, 2006 as follows: (1) 125,000 common shares to be issued within 10 days after TSX-V approval; (2) 250,000 common shares 18 months after June 1, 2006; (3) 250,000 common shares 36 months after June 1, 2006; and (4) 625,000 common shares 60 months after June 1, 2006. The Verde Property covers approximately 500 hectares and represents a copper-zinc-lead-silver skarn exploration target.

Upon issuing 750,000 shares and completing $750,000 (U.S.) in exploration and development work, the Company will have earned a 50% undivided interest. After completing $1,250,000 (U.S.) in exploration work and issuing 1,250,000 shares the Company will have earned a 75% interest. The Company is entitled to purchase half (1%) of a 2% NSR for $500,000 at any time. The Company will have earned a 90% interest upon completion of a feasibility study within eight years of June 1, 2006.

The option agreement also provides the Company the right to acquire a 100% interest in the Verde Property subject to the 2% NSR for a one-time payment of $1,750,000 (U.S.) in cash or shares at the Company's option, together with the aforementioned 1,250,000 common shares, for a period of five years from the date of TSX-V acceptance for filing of the option agreement. The property includes a 100-kilometre area of influence clause.

(ii) **Mina Suyoc Silver ("Suyoc Property")**

The Suyoc Property is located one kilometre north of the Verde Property covering approximately 800 hectares.

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Suyoc property by completing a feasibility study within eight years and issuing a total of 1,250,000 common shares of the Company within 60 months of June 1, 2006, as follows: (1) 250,000 common shares to be issued within 10 days after TSX-V approval; (2) 500,000 common shares 18 months after June 1, 2006; (3) 500,000 common shares 36 months after June 1, 2006; and (4) 1,250,000 common shares 60 months after June 1, 2006.

Upon the Company issuing 1,000,000 in common shares and completing $1,000,000 (U.S.) in exploration and development work it will have earned a 50% undivided interest. After completing $1,900,000 (U.S.) in exploration work and issuing 2,500,000 shares the Company will have earned a 75% interest. The Company is entitled to purchase half (1 %) of a 2% NSR royalty for $1,000,000 (U.S.) at any time.

The option agreement also provides the Company the right to acquire a 100% interest in the Suyoc Property subject to the 2% NSR for a one time payment of $2,500,000 (U.S) in cash or shares at the Company's option, together with the aforementioned 2,500,000 common shares, for a period of five years from the date of TSX-V acceptance for filing of the option agreement. The property includes a 100-kilometre area of influence clause.

(d) Adonia Copper property option

As of March 9, 2006, the Company has agreed to an option to acquire 100% of the Adonai copper property covering an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, province of Huarochiri, department of Lima, in central Peru. This agreement is subject to TSX-V approval.

The Company will have the exclusive option to acquire a 75% interest in the Adonai property by completing $500,000 (U.S.) in exploration and development work on the Adonai property within 60 months of June 1, 2006, and issue 500,000 common shares in instalments within 60 months of June 1, 2006 as follows: (1) 50,000 common shares to be issued within 10 days after TSX-V approval; (2) 100,000 common shares 18 months after June 1, 2006; (3) 100,000 common shares 36 months after June 1, 2006; and (4) 250,000 common shares 60 months after June 1, 2006.

After the acquisition of a 75% interest in the Adonai property, the Company will have the exclusive option to acquire the additional 25% interest in the Adonai property by completing a feasibility study within eight years. Upon completion of the feasibility study, the Company will have earned a 100% interest in the Adonai property subject to a 2% NSR in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% NSR (one-half) for $250,000 (U.S.) at any time.

The property includes a 25 kilometre area of influence clause.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd..** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Anthony J. Beruschi "
Anthony J. Beruschi
President & CEO

BALLAD GOLD & SILVER LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver.** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Raymond W. Roland'
Raymond W. Roland
Chief Financial Officer

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

RECEIVED
2006 MAY 24 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***March 22, 2006***

ADONAI COPPER PROPERTY OPTIONED IN PERU

Vancouver, B.C. – March 22, 2006 – Ballad Gold & Silver Ltd. **(TSX.V:BGS)** is pleased to announce it has agreed to an option to acquire 100% of the Adonai Copper Property covering an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

Ballad will have the exclusive option to acquire a 75% interest in the Adonai Property by completing US $500,000 in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in instalments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, Ballad will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study Ballad will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of Len De Melt, with Ballad being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 at any time.

With the Adonai acquisition, Ballad continues to add to its expanding exploration activities in South America. The Adonai property is located near historical locations of copper and silver deposits signalling a mineral rich area, suitable for mineral discoveries.

Past exploration on the Adonai Copper Property suggests the property has good potential to host Copper, Zinc and lead mineralization.

The property includes a 25 kilometre area of influence clause.

Mr. Len De Melt and Linda Pimentel, a Peruvian, are the vendors of the property. Mr. De Melt has worked extensively in exploration, acquisition and mine development in Peru for the past 10 years and he has been instrumental in securing exploration properties for a number of companies.

Mr. De Melt consented to act as a director of Ballad following the announcement of Mina Verde and Mina Suyoc property acquisitions on March 8, 2006. Mr. De Melt will manage Ballad's Peruvian operations following the acquisitions of the Mina Verde, Mina Suyoc and now the Adonai Copper Property. Mr. De Melt's extensive history and experience in Peru together with his success in identifying and developing exploration properties and targets make him a valuable addition to Ballad's board of directors.

Ballad intends to build on its long history, experience and contacts in Peru. Ballad began operations there in the spring of 1995. In September of 1997 Ballad acquired the Peruvian properties and assets of the former TVX Gold Inc., including an extensive database of Peruvian properties.

BALLAD GOLD & SILVER LTD.

PER: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB.
*at 604.682.7159 or 1.888.880.2288 or **ajb@balladnet.com***

82-4000

BALLAD gold & silver ltd.

RECEIVED 2006 MAY 24 A 9:11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***March 8, 2006***

PERUVIAN SILVER-COPPER-ZINC PROPERTIES TO BE ACQUIRED

Vancouver, B.C. – March 8, 2006 – Ballad Gold & Silver Ltd. **(TSX.V:BGS)** is pleased to announce it is expanding its South American operations to once again include a significant acquisition and exploration program in Peru.

Ballad is pleased to announce it has entered into two option agreements providing for the option of the Mina Suyoc Silver copper-zinc-silver property and the Mina Verde Silver copper-zinc-silver property located in central Peru.

The properties are on the Marañón Fold-Thrust Zone which runs along the Andes Mountain Range separating the eastern and western Cordilleras within South American. This fold-thrust structure is regionally related to several world class economic deposits including Yanacocha and Antamina. Both properties are in an area of considerable exploration potential containing a wealth of historic mining.

Both the Mina Verde Silver and Mina Suyoc Silver property areas have been historically worked dating back to South America's original miners, the Inca. Both lie within a geological assemblage favourable to economic mineralization on both a regional and local scale.

Locally, the area is home to numerous previous mines and the properties lie on strike with Morococha to the northwest, owned by Pan American Silver Corp., and Yauricocha, owned by Sociedad Mineral Corona S. A.

Both the Mina Verde Silver and Mina Suyoc Silver properties are located within an area of considerable potential to host economic skarn and vein related mineralization. Importantly, the unique combination of copper, zinc, lead and silver mineralization presents a possible exploration model similar to Peru's Antamina copper-zinc skarn deposit located within the Department of Ancash.

MINA VERDE SILVER

Mina Verde Silver covers approximately 500 hectares and represents a copper-zinc-lead-silver skarn exploration target. The property reportedly hosts 9 mineralized zones within a skarn environment which are believe to represent typical distal zoning associated with skarns including contact metamorphic skarn, stratiformed skarn bodies, veining alteration and aureoles.

The nine identified zones of mineralization are situated along and near the contact of a northwest trending carbonate unit, the Chulec Formation, where skarn type mineralization has been identified and sampled.

Ballad has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of Ballad over 60 months.

Upon Ballad issuing 750,000 shares and completing US$750,000 in exploration and development work, Ballad will have earned a 50% undivided interest. After completing $1,250,000 in exploration work and issuing 1,250,000 shares Ballad will have earned a 75% interest. Ballad is entitled to purchase half (1% NSR) of a 2% NSR royalty for $500,000 at any time.

The option agreement will also provide Ballad with a one time right to acquire 100% interest in the Mina Verde Property subject to the 2% NSR for a one time payment of $1,750,000 in cash or shares at Ballad's option, together with the aforementioned 1,250,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

MINA SUYOC SILVER

Mina Suyoc is located 1 km north of Mina Verde covering approximately 800 hectares and includes a copper-zinc-silver skarn exploration target. Prior work on the property reportedly identified 17 zones with skarn related structures including veins and alteration halos. Typical skarn type zoning has been reported on the property covering an area 2.5 by 2 km.

Ballad has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Suyoc Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of Ballad over 60 months.

Upon Ballad issuing 1,000,000 shares and completing US$1,000,000 in exploration and development work it will have earned a 50% undivided interest. After completing $1,900,000 in exploration work and issuing 2,500,000 shares it will have earned a 75% interest. Ballad is entitled to purchase half (1% NSR) of a 2% NSR royalty for US$1,000,000 at any time.

The option agreement will also provide Ballad with a one time right to acquire 100% interest in the Mina Suyoc Silver Property subject to the 2% NSR for a one time payment of $2,500,000 in cash or shares at Ballad's option, together with the aforementioned 2,500,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

Mr. Len De Melt and Linda Pimentel, a Peruvian, are the vendors of both properties. Mr. De Melt has worked extensively in exploration, acquisition and mine development in Peru for the past 10 years. He has been instrumental in securing exploration properties for a number of companies.

Mr. De Melt has consented to act as a director of Ballad following the acquisitions and will manage Ballad's Peruvian operations. Mr. De Melt's extensive history and experience in Peru and his success in identifying and developing exploration properties and targets make him a valuable addition to Ballad's board of directors.

Ballad is currently negotiating with Mr. De Melt for further exploration properties in Peru and expects to conclude further agreements shortly.

Ballad will begin its due diligence review of the Mina Verde and Mina Suyoc immediately. If it proceeds with the option agreements on the aforementioned terms within the 90 day period it will issue a subsequent news release with exploration results. The option agreements will be subject to acceptance for filing by the TSX Venture Exchange.

Ballad intends to build on its long history, experience and contacts in Peru. Ballad began operations there in the Spring of 1995. In September of 1997 Ballad acquired the Peruvian properties and assets of the former TVX Gold Inc., including an extensive database of Peruvian properties.

BALLAD GOLD & SILVER LTD.

PER: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News. ***Cautionary Note to US Investors:*** *This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.*

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

RECEIVED 2006 MAY 24 A 9:11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***April 19, 2006***

SOUTH AMERICA PROJECT/ACQUISITION PROGRAM UPDATE

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is pleased to announce that it will be focusing on exploration and development of gold, silver, copper and zinc projects in South American. Ballad is working towards adding to its South American portfolio and plans to immediately review additional gold, silver and copper projects for acquisition in Peru.

Ballad's current South American projects include the Peñascudo High-Grade Gold/Silver Project in Argentina where Ballad is working on resolution of access considerations. Ballad has also recently announced several proposed copper, silver and zinc acquisitions in Peru including Mina Suyoc and Mina Verde located in a known silver region. Ballad will be looking for additional silver prospects to acquire in the region.

Ballad has begun planning various exploration programs to assess these Peruvian prospects, including property assessment and confirmation of previous work. Those exploration plans will be disclosed shortly

Further updates on the Peñascudo Project are pending.

Ballad has elected to drop its option to earn an interest in the Rabbit North Property, located in British Columbia, because of exploration results and its current focus on South America.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB.
at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 7(1) (a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 10, 2006

Item 3. **News Release**

News Release dated February 10, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,078,575 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.25 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,078,575 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.25 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March 2006.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 03, 2006

Item 3. **News Release**

News Release dated March 03, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that, further to its news release of November 24, 2005, it has completed a $276,500 portion of its $1,000,000 private placement.

Item 5. **Full Description of Material Change**

The Issuer announces announces that, further to its news release of November 24, 2005, it has completed a $276,500 portion of its $1,000,000 private placement. The Issuer has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. The Issuer anticipates closing the remainder of the private placement shortly.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2006.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 03, 2006

Item 3. **News Release**

News Release dated March 03, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer corrects a previous news release.

Item 5. **Full Description of Material Change**

The Issuer wishes to correct its news release issued earlier today which erroneously stated that the Issuer closed a $276,500 portion of its $1,000,000 private placement. Rather, this should have read a $320,500 portion.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2006.

"Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

**MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102**

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 08, 2006

Item 3. **News Release**

News Release dated March 08, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission, Market News Publishing and CCN Matthews.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has entered into two option agreements providing for the option of the Mina Suyoc Silver copper-zinc-silver property and the Mina Verde Silver copper-zinc-silver property located in central Peru.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it is expanding its South American operations to once again include a significant acquisition and exploration program in Peru.

The Issuer has entered into two option agreements providing for the option of the Mina Suyoc Silver copper-zinc-silver property and the Mina Verde Silver copper-zinc-silver property located in central Peru.

The properties are on the Marañón Fold-Thrust Zone which runs along the Andes Mountain Range separating the eastern and western Cordilleras within South American. This fold-thrust structure is regionally related to several world class economic deposits including Yanacocha and Antamina. Both properties are in an area of considerable exploration potential containing a wealth of historic mining.

Both the Mina Verde Silver and Mina Suyoc Silver property areas have been historically worked dating back to South America's original miners, the Inca. Both lie within a geological assemblage favourable to economic mineralization on both a regional and local scale.

Locally, the area is home to numerous previous mines and the properties lie on strike with Morococha to the northwest, owned by Pan American Silver Corp., and Yauricocha, owned by Sociedad Mineral Corona S. A.

Both the Mina Verde Silver and Mina Suyoc Silver properties are located within an area of considerable potential to host economic skarn and vein related mineralization. Importantly, the unique combination of copper, zinc, lead and silver mineralization presents a possible exploration model similar to Peru's Antamina copper-zinc skarn deposit located within the Department of Ancash.

MINA VERDE SILVER

Mina Verde Silver covers approximately 500 hectares and represents a copper-zinc-lead-silver skarn exploration target. The property reportedly hosts 9 mineralized zones within a skarn environment which are believe to represent typical distal zoning associated with skarns including contact metamorphic skarn, stratiformed skarn bodies, veining alteration and aureoles.

The nine identified zones of mineralization are situated along and near the contact of a northwest trending carbonate unit, the Chulec Formation, where skarn type mineralization has been identified and sampled.

The Issuer has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of the Issuer over 60 months.

Upon the Issuer issuing 750,000 shares and completing US$750,000 in exploration and development work, the Issuer will have earned a 50% undivided interest. After completing $1,250,000 in exploration work and issuing 1,250,000 shares the Issuer will have earned a 75% interest. The Issuer is entitled to purchase half (1% NSR) of a 2% NSR royalty for $500,000 at any time.

The option agreement will also provide the Issuer with a one time right to acquire 100% interest in the Mina Verde Property subject to the 2% NSR for a one time payment of $1,750,000 in cash or shares at the Issuer's option, together with the aforementioned 1,250,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

MINA SUYOC SILVER

Mina Suyoc is located 1 km north of Mina Verde covering approximately 800 hectares and includes a copper-zinc-silver skarn exploration target. Prior work on the property reportedly identified 17 zones with skarn related structures including veins and alteration halos. Typical skarn type zoning has been reported on the property covering an area 2.5 by 2 km.

The Issuer has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Suyoc Property by completing a feasibility study within 8 years and issuing a total of 1,250,000 common shares of the Issuer over 60 months.

Upon the Issuer issuing 1,000,000 shares and completing US$1,000,000 in exploration and development work it will have earned a 50% undivided interest. After completing $1,900,000 in exploration work and issuing 2,500,000 shares it will have earned a 75% interest. The Issuer is entitled to purchase half (1% NSR) of a 2% NSR royalty for US$1,000,000 at any time.

The option agreement will also provide the Issuer with a one time right to acquire 100% interest in the Mina Suyoc Silver Property subject to the 2% NSR for a one time payment of $2,500,000 in cash or shares at the Issuer's option, together with the aforementioned 2,500,000 common shares, for a period of 5 years from the date of TSE acceptance for filing of the option agreement.

The property includes a 100 kilometer area of influence clause.

Mr. Len De Melt and Linda Pimentel, a Peruvian, are the vendors of both properties. Mr. De Melt has worked extensively in exploration, acquisition and mine development in Peru for the past 10 years. He has been instrumental in securing exploration properties for a number of companies.

Mr. De Melt has consented to act as a director of the Issuer following the acquisitions and will manage the Issuer's Peruvian operations. Mr. De Melt's extensive history and experience in Peru and his success in identifying and developing exploration properties and targets make him a valuable addition to the Issuer's board of directors.

The Issuer is currently negotiating with Mr. De Melt for further exploration properties in Peru and expects to conclude further agreements shortly.

The Issuer will begin its due diligence review of the Mina Verde and Mina Suyoc immediately. If it proceeds with the option agreements on the aforementioned terms within the 90 day period it will issue a subsequent news release with exploration results. The option agreements will be subject to acceptance for filing by the TSX Venture Exchange.

The Issuer intends to build on its long history, experience and contacts in Peru. The Issuer began operations there in the Spring of 1995. In September of 1997 the Issuer acquired the Peruvian properties and assets of the former TVX Gold Inc., including an extensive database of Peruvian properties.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of March, 2006.

"Raymond Roland"
Raymond Roland, Director

82-4100

RECEIVED

2006 MAY 24 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 22, 2006

Item 3. **News Release**

News Release dated March 22, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announce's that has agreed to an option to acquire 100% of the Adonai Copper Property covering an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru. The Issuer also announces that one of the vendors has agreed to all as act as the director of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has agreed to an option to acquire 100% of the Adonai Copper Property covering an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

The Issuer will have the exclusive option to acquire a 75% interest in the Adonai Property by completing US $500,000 in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in instalments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Issuer will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Issuer will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of Len De Melt, with the Issuer being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 at any time.

With the Adonai acquisition, the Issuer continues to add to its expanding exploration activities in South America. The Adonai property is located near historical locations of copper and silver deposits signalling a mineral rich area, suitable for mineral discoveries.

Past exploration on the Adonai Copper Property suggests the property has good potential to host Copper, Zinc and lead mineralization.

The property includes a 25 kilometre area of influence clause.

Mr. Len De Melt and Linda Pimentel, a Peruvian, are the vendors of the property. Mr. De Melt has worked extensively in exploration, acquisition and mine development in Peru for the past 10 years and he has been instrumental in securing exploration properties for a number of companies.

Mr. De Melt consented to act as a director of the Issuer following the announcement of Mina Verde and Mina Suyoc property acquisitions on March 8, 2006. Mr. De Melt will manage the Issuer's Peruvian operations following the acquisitions of the Mina Verde, Mina Suyoc and now the Adonai Copper Property. Mr. De Melt's extensive history and experience in Peru together with his success in identifying and developing exploration properties and targets make him a valuable addition to the Issuer's board of directors.

The Issuer intends to build on its long history, experience and contacts in Peru. The Issuer began operations there in the spring of 1995. In September of 1997 the Issuer acquired the Peruvian properties and assets of the former TVX Gold Inc., including an extensive database of Peruvian properties.

Item 6. **<u>Reliance on Section 7(2) of National Instrument 51-102</u>**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of March, 2006.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

RECEIVED
2006 MAY 24 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 19, 2006

Item 3. **News Release**

News Release dated April 19, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announce's that it will be focusing on exploration and development of gold, silver, copper and zinc projects in South America.

The Issuer has elected to drop its option to earn an interest in the Rabbit North Property.

Item 5. **Full Description of Material Change**

The Issuer announce's that it will be focusing on exploration and development of gold, silver, copper and zinc projects in South America. The Issuer is working towards adding to its South American portfolio and plans to immediately review additional gold, silver and copper projects for acquisition in Peru.

The Issuer's current South American projects include the Peñascudo High-Grade Gold/Silver Project in Argentina where the issuer is working on resolution of access considerations. The Issuer has also recently announced several proposed copper, silver and zinc acquisitions in Peru including Mina Suyoc and Mina Verde located in a known silver region. The Issuer will be looking for additional silver prospects to acquire in the region.

The Issuer has begun planning various exploration programs to assess these Peruvian prospects, including property assessment and confirmation of previous work. Those exploration plans will be disclosed shortly.

Further updates on the Peñascudo Project are pending.

The Issuer has elected to drop its option to earn an interest in the Rabbit North Property, located in British Columbia, because of exploration results and its current focus on South America.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of April, 2006.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

RECEIVED
2006 MAY 24 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.
(the "Issuer")

UPDATED MAY 12, 2006

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is August 22 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to	2005 - record date was June 10, 2005

	the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed June 21, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is December 31 Filed May 8, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed on May 9, 2006 to all shareholders who had

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	requested a copy
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed May 8, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends March 31 2nd period ends June 30 3rd period ends September 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by April 30 if the document was made or adopted prior to the preceding December 31

Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance